Exhibit 99.2

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

SECURITIES PURCHASE AGREEMENT

Table of Contents

Page

1.	PURCHASE AND SALE	2

2.	PURCHASER’S REPRESENTATIONS AND WARRANTIES	6

3.	REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS	8

4.	REPRESENTATIONS AND WARRANTIES RELATING TO THE ISSUER	10

5.	CONDITIONS PRECEDENT	16

6.	COVENANTS	18

7.	OTHER PROVISIONS	23

EXECUTION VERSION

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT, dated as of June 2, 2025 (this “Agreement”), is entered into by and among:

(i)	Eagle Central Holding Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“Zhang Holdco”),

(ii)	Traveler Enterprise Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (“Lin Holdco”, and together with Zhang Holdco, collectively, the “Sellers” and each, a “Seller”),

(iii)	Cango Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”), the ADSs of which are listed on the New York Stock Exchange (the “NYSE”),

(iv)	Mr. Xiaojun Zhang, a citizen of Hong Kong Special Administration Region with the ID number of [Redacted] (“Zhang”) (solely with respect to Section 6.1(d)),

(v)	Mr. Jiayuan Lin, a citizen of the People’s Republic of China with the ID number of [Redacted] (“Lin” and together with Zhang, collectively, the “Founders” and each, a “Founder”) (solely with respect to Section 6.1(d)), and

(vi)	Enduring Wealth Capital Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands (the “Purchaser”).

Each of the Sellers, the Issuer, the Founders and the Purchaser shall be referred to hereinafter collectively as the “Parties” and each a “Party”. Capitalized terms not otherwise defined shall have the meanings ascribed in Section 7.1 hereof.

WHEREAS, each Seller is the owner of such number of the Class B Ordinary Shares of the Issuer as set forth opposite its name under the column entitled “Owned Securities” on Schedule A hereto (with respect to such Seller, such Seller’s “Owned Securities”), which, for the avoidance of doubt, include the Sale Securities (as defined below);

WHEREAS, each Seller has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from each Seller, all of such Seller’s right, title and interest in and pertaining to its Sale Securities, all upon the terms and conditions hereinafter set forth;

WHEREAS, under Article 9(c) of the Issuer’s Third Amended and Restated Memorandum and Articles of Association, the Sale Securities will be automatically converted (the “Automatic Conversion”) into Class A Ordinary Shares upon the transfer from the Sellers to the Purchaser at the Closing pursuant to the terms hereof;

WHEREAS, under Article 3(2) of the Issuer’s Third Amended and Restated Memorandum and Articles of Association, any power of the Issuer to purchase or otherwise acquire its own shares shall be exercisable by the board of directors of the Issuer (the “Board”) in such manner, upon such terms and subject to such conditions as it thinks fit;

WHEREAS, the Board has (a) determined that it is fair to, and in the best interests of, the Issuer and its shareholders, for the Issuer to enter into this Agreement and to perform its obligations under this Agreement, including the Reclassification (as defined below); (b) approved the execution, delivery and performance by the Issuer of this Agreement, including the Reclassification, and (c) determined to recommend that the shareholders of the Issuer vote to approve the Issuer Shareholder Matters (as defined below) (the “Issuer Board Recommendation”); and

WHEREAS, at the Closing, upon the transfer and the Automatic Conversion of the Sale Securities, the Issuer shall, and the Sellers shall cause the Issuer to, implement the Reclassification and to issue the Reclassified Sale Securities to the Purchaser.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained, it is agreed as follows:

1.	PURCHASE AND SALE

1.1           Purchase and Sale.

(a)           Subject to the terms and conditions set forth in this Agreement, the Purchaser agrees to purchase from each Seller, and each Seller agrees to sell, transfer and assign to the Purchaser, at the Closing (as defined below), such number of Class B Ordinary Shares as set forth opposite its name under the column entitled “Sale Securities” on Schedule A hereto (with respect to each Seller, such Seller’s “Sale Securities”) and all of such Seller’s right, interest and title therein (including all dividends and distributions attaching thereto on or after the Closing Date), for, subject to Section 1.3 hereof, the purchase price set forth opposite its name under the column entitled “Purchase Price” on Schedule A hereto (with respect to each Seller, such Seller’s the “Purchase Price”).

(b)           Upon the transfer of the Sale Securities from the Sellers to the Purchaser and the Automatic Conversion of the Sale Securities at the Closing, (i) the Issuer shall, and the Sellers shall cause the Issuer to, and the Purchaser agrees that the Issuer shall, repurchase all of the Sale Securities (as converted into Class A Ordinary Shares) from the Purchaser at a per share repurchase price equal to the par value of each of the Sale Securities immediately after the Automatic Conversion of the Sale Securities using the proceeds of the fresh issuance of Class B Ordinary Shares as contemplated in subsection (ii) of this Section 1.1(b), and (ii) the Issuer shall, and the Sellers shall cause the Issuer to, and the Purchaser agrees that the Issuer shall, issue a number of Class B Ordinary Shares equal to the number of the Sale Securities at a per subscription price equal to the par value of the Class B Ordinary Shares immediately after and for the purposes of the repurchase of the Sale Securities as contemplated in subsection (i) of this Section 1.1(b) ((i) and (ii) collectively, the “Reclassification”, and such Class B Ordinary Shares to be issued to the Purchaser, the “Reclassified Sale Securities”).

(c)           If, between the date of this Agreement and the Closing Date, the outstanding share capital of the Issuer shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, share dividend, share sub-division (a “stock split”), share consolidation (a “reverse stock split”), or other similar change in outstanding share capital, then an equitable and proportionate adjustment reasonably acceptable to all Parties shall be made to the number of each Seller’s Sale Securities to provide the Parties the same economic effect as contemplated by this Agreement prior to such change.

1.2           The Closing.

(a)           The closing of the purchase and sale of all the Sale Securities and the transactions contemplated hereby (the “Closing”) shall take place remotely via the exchange of documents and signatures on a date to be specified by the Parties in writing, which shall be no later than the tenth (10th) Business Day after the satisfaction or waiver of the last of the conditions set forth under Section 5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or such other date as may be agreed by all the Parties. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”.

(b)           At the Closing:

(i)            the Issuer shall, and the Sellers, on a joint and several basis, shall cause the Issuer to, deliver, or cause to be delivered, to the Purchaser:

(A)           a certified true copy of the register of members of the Issuer, dated as of the Closing Date and duly certified by the registered office provider of the Issuer, evidencing (i) the completion of the Voluntary Conversion (as defined below) with respect to each Seller’s remaining Owned Securities (except for its Sale Securities), (ii) the completion of the Automatic Conversion, and (iii) the completion of the Reclassification and the ownership by the Purchaser of all of the Reclassified Sale Securities as of the Closing Date; and

(B)            a copy of the share certificate(s) in the name of the Purchaser, dated as of the Closing Date and duly executed on behalf of the Issuer, evidencing the ownership by the Purchaser of all of the Reclassified Sale Securities as of the Closing Date (each, a “Share Certificate”); provided that the original Share Certificate with respect to the Reclassified Sale Securities shall be delivered to the Purchaser within five (5) Business Days of the Closing Date;

(ii)           each Seller shall deliver, or cause to be delivered, to the Purchaser, a copy of the share transfer form, duly executed by such Seller, in respect of the transfer of the Sale Securities of such Seller, substantially in the form attached hereto as Schedule B;

(iii)          each Seller shall deliver, or cause to be delivered, to the Issuer, a Voluntary Conversion Notice in respect of such Seller’s remaining Owned Securities (except for its Sale Securities), accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and such other evidence (if any) as the Issuer’s directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Issuer’s directors may reasonably require), such that all of the Class B Ordinary Shares of the Issuer held by such Seller, other than the Sale Securities, shall be converted into Class A Ordinary Shares of the Issuer on a one-for-one basis by way of re-designation and re-classification in accordance with Article 9(a) of the Issuer’s Third Amended and Restated Memorandum and Articles of Association (such conversion, with respect to such Seller, the “Voluntary Conversion”);

(iv)          the Purchaser shall deliver, or cause to be delivered, to each Seller:

(A)           without any set-off, counterclaim, retention, withholding or deduction, immediately available funds by wire transfer into the account of such Seller as set forth in Schedule A hereto an amount equal to (I) the Purchase Price of such Seller, minus (II) the amount set forth opposite such Seller’s name under the column entitled “Holdback Amount” on Schedule A hereto (with respect to each Seller, such Seller’s “Holdback Amount”); and

(B)            a copy of the share transfer form, duly executed by the Purchaser, in respect of the transfer of the Sale Securities, substantially in the form attached hereto as Schedule B; and

(v)           in connection with the Reclassification, the repurchase price for the Sale Securities to be paid by the Issuer to the Purchaser shall be set off against the subscription price for the Reclassified Sale Securities to be paid by the Purchaser to the Issuer, and such repurchase price and such subscription price shall be deemed to have been paid in full simultaneously with the completion of the Reclassification.

(c)           Unless otherwise agreed by the Sellers and the Purchaser, all actions at Closing are inter-dependent and will be deemed to take place simultaneously and no delivery, conversion, issuance, reclassification or payment will be deemed to have been made until all deliveries, conversions, issuances, reclassifications and payments under this Agreement due to be made at the Closing have been made, except that the Reclassification shall be deemed to occur immediately after the transfer of all the Sale Securities and their Automatic Conversion.

1.3           Holdback Amount. Notwithstanding anything to the contrary herein, each Seller hereby acknowledges and agrees that the Holdback Amount of such Seller shall be withheld from the Purchase Price of such Seller by the Purchaser. Within ten (10) Business Days from the date of the earliest occurrence of any of the following (each, a “Payment Event”), the Purchaser shall pay the Holdback Amount of such Seller to the account of such Seller as set forth in Schedule A hereto:

(a)            the relevant Governmental Authority confirms to the Company in writing that the Termination Report has been approved (to the extent the status of the Termination Report in China Securities Regulatory Commission’s online filing system is shown as “confirmed”, that shall be deemed written approval by the relevant Governmental Authority), the China Concept Stock status of the Company has been terminated, or the relevant Governmental Authority has no further comment or question relating to the Termination Report;

(b)            no oral or written feedback or inquiries with respect to the Termination Report have been received from any relevant Governmental Authority within the four (4) months after the filing date of the Termination Report; or

(c)            to the extent any oral or written inquiries or feedback have been received from any relevant Governmental Authority within such four (4)-month period referenced in sub-clause (b) above, as of the date that is four (4) months after the date of the Issuer’s last submission of written responses as requested by such relevant Governmental Authority responding to such inquiries and feedback (or, if no such written responses have been requested to be submitted, as of the date that is four (4) months after the date of the filing date of the Termination Report), all outstanding inquiries or feedback from such relevant Governmental Authority have been responded to.

Except for the suspension of the Purchaser’s obligation to pay the Holdback Amount on the conditions as provided above, the Purchaser shall not be entitled to terminate, rescind, unwind or otherwise cancel any of the transactions contemplated by this Agreement nor have any other right or claim against any of the Seller Parties if, at any time after the Closing, any relevant Governmental Authority provides any feedback or makes any inquiries with respect to the Termination Report or informs the Issuer that the China Concept Stock (中概股) status of the Issuer has not and will not be terminated; provided that, the Purchaser’s obligation to pay any Holdback Amount shall be suspended if and only if, prior to the occurrence of any Payment Event, the relevant Government Authority expressly rejects, objects to, or otherwise explicitly indicates in writing that it will not accept the Termination Report; provided further that, the Purchaser’s obligation to pay the Holdback Amount shall be automatically re-instated if such rejection, objection or indication is subsequently expressly revoked by the relevant Governmental Authority (whether in writing or in any other manners, and in any case the Issuer shall provide reasonable evidence of such express revocation to the extent practicable), and such express revocation by the relevant Governmental Authority shall constitute a Payment Event. For the avoidance of doubt, the Purchaser shall be and only be obligated to pay the Holdback Amount if a Payment Event occurs.

2.	PURCHASER’S REPRESENTATIONS AND WARRANTIES

The Purchaser makes the following representations and warranties to each Seller and the Issuer as of the date hereof and the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):

2.1           Authority; Binding Effect. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. All corporate action on the part of the Purchaser and its respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and other Transaction Documents to which it is a party and the performance of all of their respective obligations hereunder and thereunder, including the purchase of the Sale Securities pursuant to this Agreement and other Transaction Documents to which it is a party, have been or will be taken prior to the Closing. Each Transaction Document to which it is a party has been, or will be at or prior to the Closing, duly and validly executed and delivered by the Purchaser and (assuming the due execution and delivery thereof by other parties thereto) constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

2.2           No Conflicts. The execution and delivery by the Purchaser of this Agreement and other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby and compliance by the Purchaser with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, (a) conflict with or constitute a breach of, or default under, require any consent or other action by any Person under, give rise to any right of termination, cancellation or acceleration of any right or obligation of any Person or to a loss of any benefit to which the Purchaser is entitled, or result in the creation or imposition of any tax, mortgage, lien, pledge, charge, security interest or other encumbrance (collectively, “Liens”), limitation or restriction upon any property or assets of the Purchaser pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound, or to which any of the property or assets of any Purchaser is subject, or (b) result in any violation of the provisions of Organizational Documents of the Purchaser or any applicable Law or Order, having jurisdiction over the Purchaser or any of its properties, except in each of the foregoing cases under (a) and (b), as would not, individually or in the aggregate, reasonably be expected to adversely impact in any material respect the ability of the Purchaser to consummate the transactions contemplated hereby and thereby.

2.3           No Consents. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any Governmental Authority, in each case to be made or obtained by or on behalf of the Purchaser, other than any filings that may be required pursuant to applicable securities Laws, is necessary or required for the entry into of this Agreement and other Transaction Documents to which it is a party by the Purchaser or the performance by any the of its obligations hereunder and thereunder or the purchase of the Sale Securities and the consummation of the transactions contemplated herein and therein.

2.4           Incorporation; Standing. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands.

2.5           Financing. At the Closing Date in accordance with the terms and conditions of this Agreement, the Purchaser will have available funds necessary to, consummate and pay the Sellers in full such amount as may be required to be paid pursuant to this Agreement, in each case, on the terms and conditions contemplated by this Agreement readily available in US$ for immediate payment without further approval by any corporate body, third party or Governmental Authority. The funds to be used by the Purchaser to pay the Sellers the Purchase Price will have been obtained and paid without violation of any applicable Law, and will not be derived from unlawful activities and do not otherwise reflect the proceeds of crime.

2.6           Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

2.7           No Sanctions. The Purchaser is not a target of economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty’s Treasury of the United Kingdom (“Sanctions”), including by being listed on the Specially Designated Nationals and Blocked Persons (“SDN”) List maintained by OFAC or any other Sanctions list maintained by one of the foregoing Governmental Authorities, directly or indirectly owned or controlled by one or more SDNs or other Persons included on any other Sanctions list, or located, organized or resident in a country or territory that is the target of Sanctions; and the purchase of the Sale Securities or the Reclassified Sale Securities will not violate any Sanctions or import and export control related laws and regulations applicable to it.

2.8           Purchase for Own Account; Economic Risk. The Purchaser is acquiring the Sale Securities or the Reclassified Sale Securities for investment for its own account and not with a view to the distribution thereof in violation of the Securities Act. The Purchaser acknowledges that it (a) can bear the economic risk of its investment in the Sale Securities or the Reclassified Sale Securities, (b) has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Sale Securities or the Reclassified Sale Securities, (c) has reviewed and considered all information it deems relevant in making an informed decision to evaluate the merits and risks of the transactions contemplated hereby, and can bear the economic risk of such transactions, and (d) has independently and without reliance upon the Sellers or the Issuer, and based on such information as it has deemed appropriate, made its own analysis and decision to enter into this Agreement and complete the transactions contemplated hereunder, except that it has relied upon the Sellers’ representations, warranties, covenants and agreements in this Agreement. The Purchaser hereby acknowledges and agrees that (i) each Seller Party has not made, nor will it make, any representation or warranty, whether express or implied, of any kind or character in connection with the transactions contemplated hereby, and (ii) the Purchaser is not relying on any representation or warranty by any Seller Party in determining to enter into the transactions contemplated hereby, in each case of (i) and (ii), other than the representations and warranties as set forth in Section 3 and Section 4. The Purchaser understands that the Seller Parties may be in possession of material non-public information with respect to itself not known to the Purchaser. To the fullest extent permitted by law, the Purchaser hereby releases and waives any and all claims, causes of action, actions, proceedings, suits, judgments and liabilities, whether in law or in equity (including attorneys’ fees), but except for such claims, causes of action, actions, proceedings, suits, judgments and liabilities under any terms of this Agreement, against the Seller Parties, their affiliates and the respective current and former officers, directors, employees, representatives and agents of the foregoing arising from, based upon or relating to any such non-disclosure and further covenants not to sue the Seller Parties, their affiliates and their respective current and former officers, directors, employees, representatives and agents for any loss, damage or liability arising from, based upon or relating to any such non-disclosure.

2.9           Private Placement; Non-U.S. Person. The Purchaser understands that (a) neither the sale of Sale Securities nor the issuance of the Reclassified Sale Securities has been registered under the Securities Act or any state securities Laws and (b) neither the Sale Securities nor the Reclassified Sale Securities may be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. The Purchaser represents that it is not a U.S. Person and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

2.10           No Other Representations or Warranties. Except for the representations and warranties contained in this Section 2, none of the Purchaser and its Affiliates has made any express or implied representation or warranty, and the Purchaser hereby disclaims any such representation and warranty.

3.	REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLERS

Except as set forth in the corresponding section(s) in the letter dated as of the date of this Agreement and delivered by the Sellers, jointly, to the Purchaser in connection with the execution and delivery of this Agreement (the “Disclosure Letter”), each Seller, severally and not jointly, hereby makes the following representations and warranties to the Purchaser, as of the date hereof and the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):

3.1           Authority; Binding Effect. Such Seller has the requisite corporate power and authority to execute and deliver this Agreement and other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. All corporate action on the part of such Seller and its respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and other Transaction Documents to which it is a party and the performance of all of their respective obligations hereunder and thereunder, including the sale of the Sale Securities pursuant to this Agreement and other Transaction Documents to which it is a party, have been or will be taken prior to the Closing. Each Transaction Document to which such Seller or the Founder who Controls such Seller is a party has been, or will be at or prior to the Closing, duly and validly executed and delivered by such Seller or such Founder, as applicable, (assuming the due execution and delivery thereof by other parties thereto) constitutes their legal, valid and binding obligation, enforceable against them in accordance with its terms.

3.2           Ownership and Transfer. Such Seller is the sole legal, registered and beneficial owner of its Owned Securities, free and clear of any and all Liens and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Owned Securities), and will transfer and deliver to the Purchaser at the Closing valid, good and marketable title to its Reclassified Sale Securities corresponding to the Sale Securities, free and clear of all Liens and any such limitation or restriction.

3.3           No Conflicts. The execution and delivery by such Seller or the Founder who Controls such Seller of this Agreement and other Transaction Documents to which such Person is a party and the consummation of the transactions contemplated hereby and thereby, including but not limited to the sale of all the Sale Securities, the Automatic Conversion, the Reclassification and the Voluntary Conversion, and compliance by such Person with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, (a) conflict with or constitute a breach of, or default under, require any consent or other action by any Person under, give rise to any right of termination, cancellation or acceleration of any right or obligation of any Person or to a loss of any benefit to which such Seller is entitled, or result in the creation or imposition of Liens, limitation or restriction upon any property or assets of such Seller pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which such Seller is a party or by which of such Seller is bound, or to which any of the property or assets of such Seller is subject, or (b) result in any violation of the provisions of the Organizational Documents of such Seller or any applicable Law or Order, having jurisdiction over such Seller or any of its properties, except in each of the foregoing cases under (a) and (b), as would not, individually or in the aggregate, reasonably be expected to adversely impact in any material respect the ability of such Seller or the Founder who Controls such Seller to consummate the transactions contemplated hereby and thereby. By entering into and performing this Agreement neither such Seller nor any of the direct or indirect owners of any of its shares will be breaching any black-out period restriction or other dealing policy or restriction applicable to the Issuer.

3.4           No Consents. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any Governmental Authority, in each case to be made or obtained by or on behalf of such Seller or the Founder who Controls such Seller, other than any filings that may be required pursuant to applicable securities Laws and the Issuer Shareholder Approval, is necessary or required for the entry into of this Agreement and other Transaction Documents to which it is a party by such Seller or the Founder who Controls such Seller or the performance by such Seller or the Founder who Controls such Seller of any of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein.

3.5           Incorporation; Standing. Such Seller is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

3.6           Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller or any of its Affiliates.

3.7           Exemption from Registration. Assuming the accuracy of the Purchaser’s representations and warranties in Section 2.9, the offer and sale of the Sale Securities under this Agreement to the Purchaser, are or will be exempt from the registration requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.

3.8           Litigation. There is no pending Action or to the Sellers’ Knowledge, threatened Action in writing, or any investigation, against such Seller or the Founder that Controls such Seller, or any of their properties or assets, that would, individually or in the aggregate, reasonably be expected to adversely impact in any material respect the ability of such Seller or the Founder who Controls such Seller to consummate the transactions contemplated hereby.

4.	REPRESENTATIONS AND WARRANTIES RELATING TO THE ISSUER

Except as (a) set forth in the corresponding section(s) in the Disclosure Letter, or (b) as disclosed in the SEC Documents, excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure but in each case other than specific factual information contained therein (it being acknowledged that nothing disclosed in the SEC Documents will be deemed to modify or qualify the representations and warranties set forth in the Fundamental Representations), each Seller, severally and jointly, hereby makes the following representations and warranties to the Purchaser, as of the date hereof and the Closing Date (or if a specific date is indicated in any such statement, as of such specified date):

4.1           Authority; Binding Effect. The Issuer has the requisite corporate power and authority to execute and deliver this Agreement and other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. All corporate action on the part of the Issuer and its respective officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement and other Transaction Documents to which it is a party and the performance of all of their respective obligations hereunder and thereunder, including the Reclassification, have been or will be taken prior to the Closing. Each Transaction Document to which the Issuer is a party has been, or will be at or prior to the Closing, duly and validly executed and delivered by the Issuer (assuming the due execution and delivery thereof by other parties thereto) constitutes the Issuer’s legal, valid and binding obligation, enforceable against the Issuer in accordance with its terms.

4.2           No Conflicts. The execution and delivery by the Issuer of this Agreement and other Transaction Documents to which the Issuer is a party and the consummation of the transactions contemplated hereby and thereby, including but not limited to the sale of all the Sale Securities, the Automatic Conversion, the Reclassification and the Voluntary Conversion, and compliance by the Issuer with its obligations hereunder and thereunder do not and will not, whether with or without the giving of notice or passage of time or both, (a) conflict with or constitute a breach of, or default under, require any consent or other action by any Person under, give rise to any right of termination, cancellation or acceleration of any right or obligation of any Person or to a loss of any benefit to which the Issuer is entitled, or result in the creation or imposition of Liens, limitation or restriction upon any property or assets of the Issuer pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which the Issuer is a party or by which of the Issuer is bound, or to which any of the property or assets of the Issuer is subject, or (b) result in any violation of the provisions of the Organizational Documents of the Issuer or any applicable Law or Order, having jurisdiction over the Issuer or any of its properties, except in each of the foregoing cases under (a) and (b), as would not, individually or in the aggregate, reasonably be expected to adversely impact in any material respect the ability of the Issuer to consummate the transactions contemplated hereby and thereby. By entering into and performing this Agreement neither the Issuer nor any of the direct or indirect owners of any of its shares will be breaching any black-out period restriction or other dealing policy or restriction applicable to the Issuer.

4.3           No Consents. No filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action by or in respect of, any Governmental Authority, in each case to be made or obtained by or on behalf of the Issuer, other than any filings that may be required pursuant to applicable securities Laws and the Issuer Shareholder Approval, is necessary or required for the entry into of this Agreement and other Transaction Documents to which it is a party by the Issuer or the performance by the Issuer of any of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein.

4.4           Incorporation; Standing. The Issuer is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

4.5           Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Issuer or any of its Affiliates.

4.6           Issuer Capitalization; Subsidiaries. As of the date hereof, the authorized share capital of the Issuer is US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each comprising (a) 420,674,280 Class A Ordinary Shares of a par value of US$0.0001 each, and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each. As of the date hereof, the total number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding on a fully diluted basis (assuming the full exercise of the Company Options granted as of the date hereof) is 241,739,604. As of the date hereof, except as described in this Section 4.6 or as provided in the 18E SPA, there are no outstanding warrants, convertible debt or other instruments issued, authorized or reserved by the Issuer that are convertible or exchangeable into share capital of the Issuer. Schedule 4.6 of the Disclosure Letter sets forth the name of each Group Company and the jurisdiction in which it is incorporated or organized, and identifies, in the case of the Issuer, the Sellers’ shareholding interests in the Issuer as of the date hereof, and in the case of all other Group Companies, their respective registered shareholders and their shareholding interests as of the date hereof. Each of the Group Companies has been duly incorporated, is validly existing as a company in good standing under the laws of the jurisdiction of its incorporation, and has the company power and authority to own its property and to conduct its business. All of the equity securities of each Group Company are duly authorized, validly issued, and are fully paid and nonassessable. The shareholders and owners listed in Schedule 4.6 of the Disclosure Letter are the sole registered owners of the shares in or charter capital of the Group Companies (other than the Issuer), free from all Liens. None of the Group Companies has any other branch, place of business, representative office or permanent establishment outside its respective head office.

4.7           SEC Documents. (a) The Issuer has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act and the rules and regulations promulgated thereunder (all of the foregoing documents, any other documents filed with or furnished to the SEC by the Issuer and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”), and (b) at the time they were filed or furnished, the SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as applicable), and, to the Sellers’ Knowledge, the SEC Documents did not contain any untrue statements of fact or omitted to state a fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for such untrue statements or omissions, taken together, would not be material to the Group Companies, taken as a whole (without limiting the generality of the term “material”, for purposes of this clause (b), any such untrue statements or omissions taken together, would cause an Indemnifiable Loss to the Purchaser equal to or exceeding RMB50,000,000 or equivalent shall be deemed “material” to the Group Companies, taken as whole).

4.8           PRC Business Disposal. The PRC Business Disposal has been consummated in compliance with the PRC Business Disposal Agreement and all applicable Laws in all material respects. All filing with, or consent, approval, authorization, order, registration, qualification or decree of, or any other action required or in respect of the implement of the PRC Business Disposal, including but not limited to the Termination Filing, has been obtained or made. There is no existing material breach or default of the PRC Business Disposal Agreement or any other contract or obligation in relation to the PRC Business Disposal. The Issuer has provided to the Purchaser all material communications or updates (if written, true and complete copies of such communications or update; and if oral, true and complete summary of such communications or updates) with any relevant Governmental Authorities in relation to the Termination Report as of the date hereof.

4.9           NYSE Communication. The Issuer has informed and made available to the Purchaser all material letters, filings, correspondence, communications, documents, responses, undertakings and submissions in any form, including any material amendments, supplements and/or modifications thereof made to the NYSE in connection with the Transaction as of the date hereof. All information disclosed or made available in writing or orally from time to time by or on behalf of the Issuer to the NYSE (or subject to the discussion of the Parties, Nasdaq) in respect of the Transaction, including any Listing Application if required by the NYSE (or subject to the discussion of the Parties, Nasdaq), was and remains true, accurate and not misleading in all material respects.

4.10          Litigation. Except as disclosed in Schedule 4.10 of the Disclosure Letter, or where the aggregate amount for claims in dispute does not exceed RMB50,000,000, there is: (a) no pending Action or to the Sellers’ Knowledge, threatened Action in writing, or any investigation, against any Group Company, or any of their properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (b) no pending or to the Sellers’ Knowledge, threatened audit, examination, enquiry or investigation by any Governmental Authority against any Group Company, or any of their properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such, and no facts exist that would reasonably be expected to form the basis for any such audit, examination, enquiry or investigation; (c) no pending Action or threatened Action in writing, or investigation, by any Group Company against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any Group Company; and (e) no Order imposed or to the Sellers’ Knowledge, threatened in writing to be imposed upon any Group Company, or any of its respective properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such that would, individually or in the aggregate, be materially adverse to any Group Company.

4.11          Financial Statement.

(a)            The consolidated financial statements and notes of the Issuer contained or incorporated by reference in the SEC Documents (collectively, the “Financial Statements”) fairly and accurately presents the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Issuer and its Subsidiaries as of the relevant time (including the Group Companies) that they relate to as at the respective dates of, and for the periods referred to in, such Financial Statement, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material to the Issuer and its Subsidiaries as of the relevant time, taken as a whole) and the absence of footnotes, and (i) (as of the date hereof) was prepared and (as of the Closing Date) will be prepared in accordance with: (A) the accounting principles applied on a consistent basis during the periods involved; and (B) Regulation S-X under the Securities Act or Regulation S-K under the Securities Act, as applicable, (ii) was prepared from the books and records of the Issuer and its Subsidiaries as of the relevant time, and (iii) was prepared in good faith based upon reasonable assumptions made by the Issuer on a basis consistent with the basis employed in such books and records for the relevant periods. Other than disclosed Section 4.11(a) of the Disclosure Letter, the Issuer have no material off-balance sheet arrangements that are not disclosed in the Financial Statement.

(b)           The Group Companies have no Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with applicable accounting principles, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the Financial Statement or in the notes thereto, (ii) arising in the ordinary course of business of the Group Companies since the date of the most recent balance sheet included in the Financial Statements and are not material in amount, (iii) as disclosed in Section 4.11(b) of the Disclosure Letter, or (iii) incurred in connection with the transactions contemplated hereunder or under the 18E SPA or the PRC Business Disposal Agreement. Other than disclosed in Section 4.11(b) of the Disclosure Letter, no Group Company has any secured creditors holding a security interest.

4.12          Absence of Changes. Since the date of the most recent balance sheet included in the Financial Statements, other than (i) the transactions contemplated by this Agreement, the 18E SPA, the PRC Business Disposal Agreement and the other Transaction Documents, the Group Companies, taken as a whole, have conducted their respective businesses in the ordinary course, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

4.13          Compliance with Laws. The business of each Group Company is and has been in compliance with applicable Laws and Orders in all material respects, and is not being conducted, and has not been conducted, in violation of any Law or Order applicable to the Issuer or such Group Company except for noncompliance or violations that do not and would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Group Companies, taken as a whole.

4.14         Taxes.

(a)           All income and other material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed with the appropriate Governmental Authority (taking into account all ordinary course extensions of time to file Tax Returns) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith in any Actions and with respect to which adequate reserves have been made in accordance with applicable accounting principles.

(b)           Each of the Group Companies has complied in all material respects with all applicable Laws and Orders related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Authority.

(c)           No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against any Group Company which has not been paid or resolved.

(d)           No material Tax audit or other examination of any Group Company by any Governmental Authority is presently in progress, nor has any Group Company been notified of any request or threat for such an audit or other examination.

(e)           There are no Liens for Taxes upon any of the assets of the Group Companies.

(f)           Each Group Company has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Group Companies in the ordinary course of business.

(g)           None of the Group Companies is a party to any Tax allocation, sharing, indemnity or reimbursement agreement or arrangement (other than those entered into in the ordinary course of business, the principal purposes of which is not related to Taxes).

(h)           None of the Group Companies has waived or extended in writing any statute of limitations in respect of Taxes (other than in connection with extensions to file Tax Returns obtained in the ordinary course of business) or, as of the date hereof.

(i)           None of the Group Companies is treated for any Tax purpose (including any applicable double taxation agreement) as a resident in a country other than the country of its incorporation and none of the Group Companies has had a branch, agency or permanent establishment in a country other than the country of its incorporation. None of the Group Companies has been required to file any Tax Return with, nor has any of the Group Companies been liable to pay any Taxes to, any tax authority in any jurisdiction in which such Group Company is not currently filing any Tax Returns.

(j)             Each of the Group Companies is in possession and control of all material records and documentation and any other information that it is obliged by applicable Law to hold, maintain, preserve and retain for the purposes of any Tax and of sufficient information to enable it to compute accurately its liability to Tax arising on or before Closing in so far as it relates to any event occurring on or before the Closing Date.

(k)            Each of the Group Companies has complied in all material respects with all applicable conditions imposed under applicable Law in respect of any Tax incentive, relief, concession, or other special Tax treatment claimed by it.

4.15          Exemption from Registration. Assuming the accuracy of the Purchaser’s representations and warranties in Section 2.9, the Reclassification and issue of the Reclassified Sale Securities to the Purchaser, are or will be exempt from the registration requirements of the Securities Act, and from the registration or qualification requirements of any other applicable securities Laws and regulations.

4.16          No Other Representations or Warranties. Except for the representations and warranties contained in Section 3 and Section 4, none of the Sellers has made any express or implied representation or warranty, and each of the Sellers hereby disclaims any such representation and warranty.

5.	CONDITIONS PRECEDENT

5.1           The obligations of each Party to consummate the Closing and under Section 1.2 are subject to the following conditions:

(a)           The Issuer Shareholder Approval shall have been obtained and shall remain in full force and effect.

(b)           The Closing with respect to all the Sale Securities of both Sellers shall have occurred substantially simultaneously.

(c)           No provision of any applicable Law or Order shall have been enacted after the date hereof that prohibits, enjoins, restricts or makes illegal the consummation of the transactions contemplated under this Agreement shall be in effect.

(d)           No Action shall have been initiated or threatened in writing by any Governmental Authority after the date hereof that seeks to prohibit, enjoin, restrict or make illegal the consummation of the transactions contemplated under this Agreement.

(e)           To the extent required by the NYSE (or subject to further discussion and agreement between the Parties, Nasdaq), the approval by the NYSE (or subject to further discussion and agreement between the Parties, Nasdaq) of any requisite Listing Application submitted by the Issuer pursuant to Section 6.2 shall have been obtained and not withdrawn.

(f)           No general suspension or limitation of trading in the ADSs has been imposed by the SEC or NYSE (or subject to further discussion and agreement between the Parties, Nasdaq), and such suspension or limitation is continuing.

5.2           The obligations of the Sellers and the Issuer to consummate the Closing and under Section 1.2 hereof are subject to the following conditions:

(a)           All of the representations and warranties of the Purchaser in Section 2 shall be true and correct in all material respects or, if qualified by materiality, true and correct in all respects (other than the representations and warranties set forth in Sections 2.1, 2.4, 2.5, 2.6 and 2.7 which shall be true and correct in all respects) on and as of the date hereof and on the Closing Date (or if a specific date is indicated in any such statement, as of such specified date).

(b)           The Purchaser has performed all of its obligations contained in this Agreement to be performed prior to the Closing in all material respects.

5.3           The obligations of the Purchaser to consummate the Closing and under Section 1.2 hereof are subject to the following conditions:

(a)           All of the representations and warranties of the Sellers contained in Section 3 and Section 4 shall be true and correct in all material respects or, if qualified by materiality or Material Adverse Effect, true and correct in all respects (other than the representations and warranties set forth in Sections 3.1, 3.2, 3.5, 3.6, 4.1, 4.4, 4.5 and 4.6 (the “Fundamental Representations”) which shall be true and correct in all respects) on and as of the date hereof and on the Closing Date (or if a specific date is indicated in any such statement, as of such specified date).

(b)           Each Seller Party has performed all of its obligations contained in this Agreement to be performed prior to the Closing in all material respects.

(c)           No Material Adverse Effect shall have occurred since the date of this Agreement.

(d)           The Director Candidates and Officer Candidates designated by the Purchaser in accordance with Section 6.4 shall be appointed as directors or officers (as applicable) of the Issuer, and the Exiting Directors and the Exiting Officers shall have resigned, or been otherwise removed from their positions as directors or officers (as applicable) of the Issuer, in each case, conditional upon and effective immediately after the Closing.

6.	COVENANTS

6.1           Proxy Statement; Special Meeting; Shareholder Approvals.

(a)           Proxy Statement

(i)           As promptly as practicable following the execution and delivery of this Agreement, the Issuer shall, in accordance with this Section 6.1(a), prepare and furnish with the SEC a proxy statement of the Issuer (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from holders of the Issuer’s equity securities to vote at the Special Meeting (as defined below) in favor of the Issuer Shareholder Matters. Without the prior written consent of the Purchaser, the Issuer Shareholder Matters shall be the only matters (other than procedural matters) which the Issuer shall propose to be acted on by the Issuer’s shareholders at the Special Meeting. The Issuer shall ensure that the Proxy Statement complies to form and substance with the applicable Laws and the Organizational Documents of the Issuer. The Issuer shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed or otherwise given in any manner permitted by applicable Laws and the Organizational Documents of the Issuer to its shareholders of record, as of the record date to be established by the board of directors of the Issuer pursuant to Section 6.1(b) as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

(ii)           In the preparation of the Proxy Statement, the Issuer will make available to the Purchaser drafts of the Proxy Statement and any other documents to be filed or furnished with the SEC that relate to the transactions contemplated hereunder, both preliminary and final, and any amendment or supplement to the Proxy Statement or such other document and will provide the Purchaser with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. In relation to the Transaction, the Issuer shall not file or furnish any such documents with, or respond to any comments or requests from, the SEC without the prior written consent of the Purchaser. The Issuer will advise the Purchaser promptly (and in any event within one (1) Business Day) after it receives notice thereof, of: (A) the time when the Proxy Statement has been furnished with the SEC; (B) the furnishing of any supplement or amendment to the Proxy Statement; and (C) requests by the SEC for additional information relating to the Proxy Statement, in each case of (A), (B) and (C), together with a copy of the Proxy Statement, supplement or amendment thereto, or such request, as applicable.

(iii)           If, at any time prior to the Closing, the Issuer discovers any information (or, pursuant to the next sentence, is informed by the Purchaser that it has discovered any information) that should be set forth in an amendment or supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Issuer shall promptly file or furnish an amendment or supplement to the Proxy Statement describing or correcting such information such that the Proxy Statement no longer contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, and, to the extent required by applicable Laws, disseminate such amendment or supplement to the Issuer’s shareholders. If, at any time prior to the Closing, the Purchaser discovers any information, event or circumstance relating to itself, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that it would not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then it shall promptly inform the Issuer of such information, event or circumstance.

(b)           The Issuer shall, as promptly as practicable following the Proxy Filing Date and before the dispatchment of the Proxy Statement, establish a record date (which date shall be agreed with the Purchaser) for, duly call and give notice of an extraordinary general meeting of the Issuer’s shareholders (the “Special Meeting”). Such notice of the Special Meeting shall be included in the Proxy Statement dispatched to the Issuer’s shareholders of record. The Issuer shall convene and hold the Special Meeting for the purpose of obtaining the approval of the Issuer Shareholder Matters. The Issuer shall use reasonable best efforts to obtain the approval of the Issuer Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Laws for the purpose of seeking the approval of the Issuer Shareholder Matters. Notwithstanding anything to the contrary contained in this Agreement, the Issuer shall be entitled to (and in the case of the following clauses (ii) or (iii), at the request of the Purchaser, the Issuer shall) postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement that the board of directors of the Issuer has determined in good faith is required by applicable Laws is disclosed to the Issuer’s shareholders and for such supplement or amendment to be promptly disseminated to the Issuer’s shareholders with sufficient time prior to the Special Meeting for the Issuer’s shareholders to consider the disclosures contained in such supplement or amendment; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of the Issuer represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the Issuer Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), or (iii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved; provided, further, that in no event shall the Issuer be permitted to postpone or adjourn the Special Meeting more than three times or reconvene the Special Meeting on a date that is later than fifteen (15) Business Days prior to the Long Stop Date.

(c)           Subject to the proviso in the immediately following sentence, the Issuer shall include the Issuer Board Recommendation in the Proxy Statement. The Board shall not (and no committee or subgroup thereof shall) change, withdraw, revoke, withhold, qualify or modify, or publicly propose to change, withdraw, revoke, withhold, qualify or modify, the Issuer Board Recommendation (a “Change in Recommendation”); provided, however, that the Board may make a Change in Recommendation if it determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that a failure to make a Change in Recommendation would constitute a breach by the board of directors of its fiduciary obligations to the Issuer’s shareholders under applicable Laws. The Issuer agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Issuer Shareholder Matters shall not be affected by any Change in Recommendation, and the Issuer agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by Section 6.1(b), regardless of whether or not there shall have occurred any Change in Recommendation.

(d)           The Founders and the Sellers shall use its reasonable best efforts to obtain the Issuer Shareholder Approval. Without limiting the generality of the foregoing, each Seller and Founder shall exercise the voting power of the equity securities of the Issuer beneficially owned by the such Seller or Founder, whether directly or indirectly, to vote in favor of the Issuer Shareholder Matters and against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the transactions contemplated thereunder or the fulfillment of the conditions set forth in Section 5 hereof.

6.2           Listing Application.

(a)           In connection with the transactions contemplated by this Agreement, prior to the Closing, if the Issuer is required by the NYSE (or subject to the discussion and agreement between the Parties, Nasdaq) to submit a new listing application for the ADSs to be approved for listing on the NYSE (or subject to the discussion and agreement between the Parties, Nasdaq) or a supplemental listing application for the Reclassification (the “Listing Application”), the Sellers shall cause the Issuer to submit the Listing Application in a timely manner (in any case, on or prior to the Closing), and the Sellers and the Purchaser shall reasonably cooperate and shall procure that its Representatives reasonably cooperate with the Issuer in a timely manner as reasonably requested by the Issuer in connection with the submission of any requisite Listing Application in accordance with applicable Laws or stock exchange requirements in connection with the transactions contemplated hereunder, including furnishing to the Issuer and its Representatives all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equity holders and information regarding such other matters as may be reasonably necessary or as may be reasonably requested in connection with the Listing Application.

(b)           For the avoidance of doubt, neither the Issuer’s being required to submit a Listing Application nor any imposition of a general suspension or limitation of trading in the ADSs by the SEC or NYSE or Nasdaq (as the case may be), in each case after the Closing and whether or not arising out of or relating to the transactions contemplated hereby, shall, by itself, entitle the Purchaser to terminate, rescind, unwind or otherwise cancel any of the transactions contemplated hereby or to have any other right or claim against any of the Sellers; provided that this clause shall not affect any liability of the Sellers that may arise under other provisions of this Agreement.

(c)           The Issuer shall promptly inform and make available to the Purchaser all material letters, filings, correspondence, communications, documents, responses, undertakings and submissions in any form, including any material amendments, supplements and/or modifications thereof to be made to the NYSE (or subject to the discussion and agreement between the Parties, Nasdaq) in connection with the Transaction, including with respect to any Listing Application if required by the NYSE (or subject to the discussion of the Parties, Nasdaq).

6.3           Other Filings; Press Release. As promptly as practicable after execution of this Agreement, the Issuer shall prepare and furnish a report on Form 6-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be agreed in advance in writing by the Parties. Any press release announcing the execution of this Agreement issued by any Party or its Affiliates shall be subject to the reasonable approval of the other Parties.

6.4           Board of Directors; Officers. At least ten (10) days prior to the Closing, the Purchaser shall notify the Sellers of the Purchaser’s proposed changes to the Board and senior management team immediately after the Closing and provide (i) names and background of the individuals (the “Director Candidates”) to be appointed as directors of the Issuer conditional upon and effective immediately after the Closing and the individuals (the “Officer Candidates”) to be appointed as the chief executive officer and chief financial officer of the Issuer (respectively) conditional upon and effective immediately after the Closing and (ii) the names of the existing directors and officers of the Issuer to be removed from the Board conditional upon and effective immediately after the Closing. The Purchaser shall cause such Director Candidates and Officer Candidates to provide information as reasonably requested by the Issuer to ensure compliance with applicable laws and stock exchange rules. The Sellers and the Issuer shall cause the removal or resignation of, conditional upon and effective immediately after the Closing, such existing directors (the “Exiting Directors”) and officers (the “Exiting Officers”) of the Issuer as designated by the Purchaser pursuant to the first sentence of this Section 6.4, and shall cause the appointment of, conditional upon and effective immediately after the Closing, the Director Candidates and the Officer Candidates as directors or officers (as applicable) of the Issuer. Notwithstanding anything to the contrary in this Section 6.4, the Issuer and the Purchaser shall cooperate to ensure that the composition of the Board shall be in compliance with applicable laws, stock exchange rules and the investor rights agreement attached to the 18E SPA (to the extent such investor rights agreement has been executed as of the Closing) immediately after the Closing.

6.5           Conduct of Business. Between the date of this Agreement and Closing Date, except as otherwise provided in this Agreement (including without limitation the Issuer Shareholder Matters), the 18E SPA or the PRC Business Disposal Agreement, or consented to in writing by the Purchaser, the Issuer shall (and the Sellers shall, solely in their respective capacity as shareholders of the Issuer, exercise their voting powers in favor of approval of the following matters of the Issuer):

(a)           carry on the business of the Group Companies in the ordinary and usual course in all material respects;

(b)           comply with, and cause the Group Companies to comply with, all applicable Laws and Orders in all material respects; and

(c)           maintain and preserve intact the current business of the Group Companies and to preserve their rights, goodwill and relationships with customers, suppliers and others having business relations with the Group Companies in all material respects.

6.6           Restrictions on Business. Without limiting the generality of Section 6.5, between the date of this Agreement and the Closing Date, except as otherwise provided in this Agreement (including without limitation the Issuer Shareholder Matters), the 18E SPA or the PRC Business Disposal Agreement, or consented to in writing by the Purchaser, the Issuer shall not carry out any of the following matters (and no Seller shall, solely in its respective capacity as shareholders of the Issuer, exercise their voting powers in favor of approval of the following matters of the Issuer):

(a)           Alteration of any Organizational Documents of the Group Companies;

(b)           Issuance or redemption of any equity securities, or any warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities, of any Group Company, including from the shares held as treasury shares, other than issuance of equity securities in connection with exercise of any Company Options granted as of the date of this Agreement or the issuance of shares by the Issuer as contemplated by the 18E SPA;

(c)           The declaration of, or the making or payment of, a dividend or other distribution to shareholders of the Group Companies (other than such declaration, or the making or payment of, a dividend or other distribution to another Group Company); and

(d)           The authorization or agreement to do or take any of the foregoing acts or matters.

6.7           Notification. Each Party to this Agreement will notify the other Party as soon as reasonably practicable (but in any event prior to the Closing Date) in the event it comes to such Party’s attention that any of such Party’s representations or warranties set out in this Agreement has ceased to be true and accurate or there has been any breach by such Party of any of its agreements contained in this Agreement or any failure by such Party to comply with any of its obligations contained in this Agreement.

6.8           Exclusivity. From the date of this Agreement until the Closing Date, other than with respect to the transactions contemplated hereunder, the 18E SPA and the PRC Business Disposal Agreement, none of the Parties nor any of their Affiliates shall, nor shall any Party or its Affiliates authorize or permit any of its Representatives to, directly or indirectly, (a) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (b) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or (c) approve, recommend or enter into any Alternative Transaction or any contract related to any Alternative Transaction. At any annual or extraordinary general meeting of the shareholders of the Issuer and at any other meeting of the shareholders of the Issuer, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of the Issuer and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Issuer is sought in respect of any Alternative Transaction, each Seller shall vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent covering all of the equity securities of the Issuer owned by such Seller, directly and indirectly, against such Alternative Transaction.

6.9           Tax Matters. Each of the Sellers and the Purchaser shall bear and timely pay all Taxes incurred by it (and all related penalties or interests) in connection with the transactions contemplated by this Agreement in compliance with all applicable Laws. The Sellers acknowledge that they have been informed by the Purchaser that the Sellers should reasonably consult with qualified advisors with respect to Laws (tax or otherwise) that may be applicable to the transactions contemplated by this Agreement, and the actions that may need to be taken by the Sellers to comply with such Laws to the extent applicable.

6.10           Termination Report. Prior to the Closing, the Sellers shall cause the Issuer to promptly notify the Purchaser of any material communications or updates (if written, provide true and complete copies of such communications or updates; and if oral, provide a true and complete summary of such communications or updates) with any relevant Governmental Authorities in relation to the Termination Report.

6.11           Further Assurances. The Parties agree to execute and deliver such other documents or agreements and to take such other action as may be necessary or desirable for the implementation of this Agreement and other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

7.	OTHER PROVISIONS

7.1           Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 7.1:

“18E SPA” means the On-Rack Sales and Purchase Agreement, dated November 6, 2024, as may be amended, supplemented, modified and varied from time to time.

“Action” means any claim, action, suit, proceeding, arbitration, complaint, charge or other investigation.

“Agreement” has the meaning ascribed in the Preamble.

“ADS” means the American depositary shares of the Issuer, each of which represents two Class A Ordinary Shares.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

“Alternative Transaction” means any (a) acquisition, merger, consolidation, reorganization, liquidation, recapitalization, share exchange or other business combination involving the Issuer or the Group Companies, or (b) sale, lease, exchange or other disposition of a significant portion of the total assets of the Group Companies, taken as a whole, in each case other than the transactions contemplated by this Agreement or the 18E SPA.

“Arbitrator” has the meaning ascribed in Section 7.14(a).

“Automatic Conversion” has the meaning ascribed in the Preamble.

“Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal or public holiday in the United States or any day on which banking institutions in the State of New York, the People’s Republic of China, Hong Kong, the British Virgin Islands or the Cayman Islands are authorized or required by law or other governmental action to close.

“Change in Recommendation” has the meaning ascribed in Section 6.1(c).

“Class A Ordinary Shares” means Class A ordinary shares, par value of US$0.0001 per share, of the Issuer.

“Class B Ordinary Shares” means Class B ordinary shares, par value of US$0.0001 per share, of the Issuer.

“Closing” has the meaning ascribed to such term in Section 1.2(a).

“Closing Date” has the meaning ascribed to such term in Section 1.2(a).

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time.

“Company Option” means any share option to acquire Class A Ordinary Shares granted under the Share Incentive Plan 2018 of the Issuer (as may be amended from time to time).

“Company RSU” means any restricted share unit granted under the Share Incentive Plan 2018 of the Issuer (as may be amended from time to time).

“Confidential Information” means, the existence, terms and conditions of the Transaction Documents, and with respect to any Person, any information, knowledge or data of such Person, including any data, information, ideas, knowledge and materials concerning the organization, business, technology, safety records, investment, finance, transactions, customers, products or affairs of such Person, but excluding any information that is or becomes available in the public domain other than by reason of the breach of the confidentiality obligations hereunder.

“Control” of a given Person means the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Statement” has the meaning ascribed in Section 4.11(a).

“Founder(s)” has the meaning ascribed to such term in the Preamble.

“Fundamental Representations” has the meaning ascribed in Section 5.3(a).

“Governmental Authority” means any transnational or supranational, domestic or foreign federal, national, state, provincial, local or municipal governmental, regulatory, judicial or administrative authority, department, court, arbitral body (public or private), agency or official, including any department, commission, board, agency, bureau, subdivision or instrumentality thereof or any stock exchange or other self-regulatory organization; and any entity or enterprise owned or controlled by a government.

“Group Company” means each of the Issuer, the Subsidiaries of the Issuer, and each Person (other than a natural person) that is, directly or indirectly, Controlled by any of the foregoing, including each joint venture in which any of the foregoing holds more than fifty percent (50%) of the voting power, and “Group” refers to all of Group Companies collectively.

“HKIAC” has the meaning ascribed in Section 7.14(a).

“Holdback Amount” has the meaning ascribed to such term in Section 1.2(b)(iv).

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Indebtedness” of any Person means and includes, without duplication, indebtedness for borrowed money owing to any bank or similar financial institution, including any credit facility, note, bond, debenture, mortgage or other debt instrument or financial debt security.

“Indemnifiable Loss” means, with respect to any Person, any damage, expense, liability, loss, penalty or diminution of value (and in any event excluding any loss of profits or other consequential, indirect, exemplary, speculative or punitive damages), together with all reasonable and documented legal fees and expenses incurred in the prosecution and defense of claims therefor and amounts paid in settlement thereof, that are actually imposed on or otherwise actually incurred or suffered by such Person.

“Indemnified Party” means the Sellers Indemnified Party (in the case of indemnification provided by the Purchaser) or the Purchaser Indemnified Party (in the case of indemnification provided by any of the Sellers).

“Indemnifying Party” means the Sellers (in the case of a claim for indemnification by a Purchaser Indemnified Party) or the Purchaser (in the case of a claim for indemnification by a Sellers Indemnified Party).

“Issuer” has the meaning ascribed in the Preamble.

“Issuer Board Recommendation” has the meaning ascribed in the Preamble.

“Issuer Shareholder Approval” means the approval of the Issuer Shareholder Matters by a special resolution or an ordinary resolution of the shareholders of the Company (as the case may be) in accordance with the Companies Act, the Issuer’s Organizational Documents and other applicable Law.

“Issuer Shareholder Matters” means (i) the ratification of the execution and delivery by the Issuer of this Agreement and the approval of the Issuer’s performance of its obligations under this Agreement; (ii) amending the memorandum and articles of association of the Issuer so that the total authorized share capital of the Purchaser shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) the Reclassification.

“Law” means all state or federal laws, common law, statutes, ordinances, acts, codes, rules or regulations, notices, circulars, executive orders, governmental guidelines or interpretations having the force of law, and permits of Governmental Authorities or other similar requirement enacted, adopted, promulgated, or applied by any Governmental Authority.

“Liabilities” means all Indebtedness, obligations, and other liabilities of a Person (whether known or unknown, asserted, unasserted, direct, indirect, absolute, accrued, contingent, fixed, liquidated, unliquidated or otherwise, whether due or to become due and whether or not required under the applicable accounting principles to be accrued on the financial statements of such Person).

“Liens” has the meaning ascribed in Section 2.2.

“Lin Holdco” has the meaning ascribed in the Preamble.

“Listing Application” has the meaning ascribed in Section 6.2(a).

“Long Stop Date” has the meaning ascribed in Section 7.2(a).

“Material Adverse Effect” means any fact, event, circumstance, change, development or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to (i) have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Group Companies, taken as a whole or (ii) prevent or materially delay the consummation of the transactions contemplated hereby by the Sellers or otherwise be materially adverse to the ability of the Sellers to perform its obligations under this Agreement; provided, however, solely with respect to clause (i) above, that in no event shall any Effect to the extent arising out of or resulting from any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes in general business, economic or political conditions or changes in financial, credit or securities markets in general after the date hereof; (b) changes in U.S. GAAP or regulatory accounting requirements after the date hereof; (c) changes in applicable Laws that are binding on the any of the Group Companies after the date hereof; (d) the execution and delivery of this Agreement, the public announcement or disclosure of or performance of this Agreement or the transaction contemplated by the Transaction Documents, the pendency or consummation of the transaction contemplated by the Transaction Documents, or the identity of the Parties, including any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, providers, contractors, lenders, investors, partners of the Issuer or any of the Group Companies; (e) acts of God, natural disasters, epidemics, declarations of war, acts of sabotage or terrorism, outbreak or escalation of hostilities, or any imposition, escalation or continuation of tariffs (including retaliatory tariffs), trade quota or similar restraints on international trade; (f) changes in the market price or trading volume of the Issuer’s applicable equity securities; (g) actions or omissions of the Sellers, the Issuer or any of the Group Companies that are expressly required by the Transaction Documents or with the written consent or at the written request of the Purchaser; or (h) the failure by the Issuer or any of the Group Companies to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be taken into account in determining whether a Material Adverse Effect has occurred); provided, that any Effects set forth in clauses (a), (b), (c) and (e) above may be taken into account in determining whether a Material Adverse Effect has occurred if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Group, taken as a whole, relative to the other participants of similar size operating in the geographic markets and in the industries in which the Group Companies conduct their businesses (in which case only the incremental disproportionate impact may be taken into account, and then only to the extent otherwise permitted by this definition).

“Nasdaq” means Nasdaq Stock Market.

“Nonparty” has the meaning ascribed in Section 7.7.

“NYSE” means the New York Stock Exchange.

“OFAC” has the meaning ascribed in Section 2.7.

“Order” means any judgment, order, writ or decree of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, the memorandum of association, articles of association, articles of incorporation, certificate of incorporation, bylaws and any charter, partnership agreements, joint venture agreements or other organizational documents of such entity and any amendments thereto.

“Owned Securities” has the meaning ascribed to such term in the Preamble.

“Party” has the meaning ascribed to such term in the Preamble.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Government Authority or other entity.

“PRC Business Disposal” means the transactions contemplated under the PRC Business Disposal Agreement.

“PRC Business Disposal Agreement” means the share purchase agreement dated April 3, 2025 (as may be amended or restated), by and between the Issuer and Ursalpha Digital Limited (the “PRC Business Buyer”), as may be amended, supplemented, modified and varied from time to time.

“Purchase Price” has the meaning ascribed to such term in Section 1.1(a).

“Proxy Filling Date” has the meaning ascribed in Section 6.1(a).

“Proxy Statement” has the meaning ascribed in Section 6.1(a).

“Purchaser” has the meaning ascribed to such term in the Preamble.

“Purchaser Indemnified Party” has the meaning ascribed in 7.3(a).

“Reclassification” has the meaning ascribed to it in 1.1(b).

“Reclassified Sale Securities” has the meaning ascribed to it in 1.1(b).

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, current and prospective limited partners and investors, managers, members, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“Rules” has the meaning ascribed to it in Section 7.14(a).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Sale Securities” has the meaning ascribed to such term in Section 1.1(a).

“Sanctions” has the meaning ascribed to such term in Section 2.7.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” has the meaning ascribed in Section 4.7.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning ascribed to such term in the Preamble.

“Seller Party” means each of the Founders, the Sellers and the Issuer.

“Sellers Indemnified Party” has the meaning ascribed in Section 7.3(b).

“Sellers’ Knowledge” means the actual knowledge of any of Mr. Xiaojun Zhang and Mr. Jiayuan Lin, and such knowledge which should have been acquired by such individual after making such due inquiry and exercising such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs.

“SDN” has the meaning ascribed in Section 2.7.

“Share Certificate” has the meaning ascribed in Section 1.2(b)(i)(B).

“Subsidiary” of any Person means any corporation, partnership, joint venture or other legal entity: (a) of which voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such Person or by any one or more of such Person’s Subsidiaries, (b) of which at least fifty percent (50%) of the equity interests is controlled by such Person by any one or more of such Person’s Subsidiaries, (c) of which such Person or any Subsidiary of such Person is a general partner, or (d) whose assets and financial results are consolidated with the net earnings of such Person and are recorded on the books of such Person for financial reporting purposes in accordance with GAAP.

“Tax” or “Taxes” means any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education tax), property (including urban real estate tax and land use taxes), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes of any kind whatsoever imposed by any Governmental Authority, and all interest, penalties (administrative, civil or criminal), or additional amounts imposed in connection with any of the foregoing tax items.

“Tax Return” means any return, report or statement showing Taxes, used to pay Taxes, or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional Tax.

“Termination Report” means the report of the termination of the Issuer’s status as a China Concept Stock (中概股) submitted by the Issuer to the China Securities Regulatory Commission on May 28, 2025.

“Transaction Documents” means this Agreement and any other document or instrument expressly required to be executed and delivered in connection with the transactions contemplated by this Agreement.

“US$” or “U.S. dollars” means the lawful currency of the United States of America.

“U.S. GAAP” means the generally accepted accounting principles as applied in the United States.

“Voluntary Conversion” has the meaning ascribed in Section 1.2(b)(iii).

“Voluntary Conversion Notice” means a written notice delivered to the Issuer at its registered office for the time being (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class A Ordinary Shares specified therein pursuant to the Third Amended and Restated Memorandum and Articles of Association of the Issuer.

“Zhang” has the meaning ascribed in the Preamble.

“Zhang Holdco” has the meaning ascribed in the Preamble.

7.2           Termination.

(a)           This Agreement may be terminated prior to the Closing,

(i)           by mutual written consent of the Sellers, jointly, on the one hand, and Purchaser, on the other hand;

(ii)           by the Sellers, jointly, or the Purchaser, if the Closing shall not have occurred by September 30, 2025 (the “Long Stop Date”); provided that the Sellers, on the one hand, and the Purchaser, on the other, shall not have the right to terminate this Agreement pursuant to this Section 7.2(a)(ii) if any of the Sellers or the Purchaser, as applicable, is then in material breach of this Agreement;

(iii)          by the Purchaser if any Seller is then in material breach of this Agreement and such breach is not curable or, if curable, has not been cured within thirty (30) days after the delivery of written notice of breach by the Purchaser; provided that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.2(a)(iii) if the Purchaser is then in material breach of this Agreement; and

(iv)          by the Sellers, jointly, if the Purchaser is then in material breach of this Agreement and such breach is not curable or, if curable, has not been cured within thirty (30) days after the delivery of written notice of breach by the Sellers; provided that the Sellers shall not have the right to terminate this Agreement pursuant to this Section 7.2(a)(iv) if any of the Sellers is then in material breach of this Agreement.

(b)           In the event of the termination of this Agreement as provided in Section 7.2(a), written notice thereof shall be given to the other Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 7, all of which shall survive termination of this Agreement), and there shall be no liability on the part of any Party or their respective directors, officers and Affiliates in connection with this Agreement, except that no such termination shall relieve any Party from liability for damages to the other Party (a) resulting from fraud, or (b) for any breach of this Agreement occurring prior to the termination.

7.3           Indemnity.

(a)           Each Seller hereby agrees to, severally and not jointly, from and after the Closing and subject to the limitations set forth in Sections 7.4 and 7.5, indemnify and hold harmless the Purchaser and its successors and permitted assigns and any of its Affiliates, officers, directors, and employees (each, a “Purchaser Indemnified Party”) from and against any and all Indemnifiable Losses actually suffered by such Purchaser Indemnified Party as a result of, or arising from, any breach of or inaccuracy in any representation and warranty made by such Seller in Section 3 of this Agreement or any breach of any covenant, agreement or obligation of such Seller contained in this Agreement. For the avoidance of doubt, for purposes of determining any such Indemnifiable Losses, all qualifications as to materiality, “Material Adverse Effect” or similar phrases in the relevant representation, warranty, covenant or agreement shall be disregarded.

(b)           The Purchaser hereby agrees to, from and after the Closing and subject to the limitations set forth in Sections 7.4 and 7.5, indemnify and hold harmless the Sellers and its respective successors and permitted assigns and any of its Affiliates, officers, directors, and employees (each, a “Sellers Indemnified Party”) from and against any and all Indemnifiable Losses actually suffered by the Sellers Indemnified Party as a result of, or arising from any breach of or inaccuracy in any representation and warranty made by the Purchaser in Section 2 of this Agreement or any breach of any covenant, agreement or obligation of the Purchaser contained in this Agreement. For the avoidance of doubt, for purposes of determining any such Indemnifiable Losses, all qualifications as to materiality, “Material Adverse Effect” or similar phrases in the relevant representation, warranty, covenant or agreement shall be disregarded.

(c)           Without limiting the generality of Section 7.3(a), each Seller hereby agrees to, severally and not jointly, indemnify and hold harmless the Purchaser Indemnified Parties, from and against any and all Indemnifiable Losses suffered by the Purchaser Indemnified Parties, as a result of, or based upon or arising from the failure of such Seller to comply with Section 6.9 hereof, provided that the aggregate liability of such Seller shall not in any circumstance exceed the aggregate amount of all Taxes incurred but unpaid by such Seller (and all related penalties or interests imposed on such Seller) in connection with the sale of the Sale Securities of such Seller as contemplated by this Agreement.

7.4           Survival Period. (i) Each of the representations and warranties of (A) the Sellers set forth in Section 3 and Section 4 and (B) the Purchaser set forth in Section 2 shall survive the Closing until the expiry of first (1st) year after the Closing Date, provided that the Fundamental Representations and the representations and warranties in Sections 2.1, 2.4, 2.5, 2.6, 2.7 and 4.11 hereof shall survive the Closing until the expiry of two (2) years after the Closing Date; and (ii) the covenants and agreements of the Parties contained in this Agreement shall survive the Closing until fully performed or discharged.

7.5           Limitations on Liabilities.

(a)           With respect to any claim for indemnification under Section 7.3(a), each Seller shall not be required to make payment in respect of any such claim unless the aggregate Indemnifiable Losses under all such claims against such Seller exceeds USD500,000 (the “General Deductible”), in which case the Purchaser shall be entitled to recover the amount of all such Indemnifiable Losses minus the General Deductible. The aggregate liability of each Seller under this Agreement and the other Transaction Documents (including without limitation Sections 7.3(a) but excluding Section 7.3(c)) shall not exceed 30% of the Purchase Price actually received by such Seller.

(b)           With respect to any claim for indemnification under Section 7.3(b), subject to the last sentence in this Section 7.5(b), the Purchaser shall not be required to make payment in respect of any such claim unless the aggregate Indemnifiable Losses under all such claims exceeds the General Deductible, in which case the Seller Indemnified Parties, collectively, shall be entitled to recover the amount of all such Indemnifiable Losses minus the General Deductible. Subject to the last sentence in this Section 7.5(b), with respect to each Seller, the aggregate liability of the Purchaser to the Seller Indemnified Parties of such Seller under this Agreement and the other Transaction Documents (including without limitation Section 7.3(b)) shall not exceed 30% of the Purchase Price actually received by such Seller. Notwithstanding anything to the contrary in this Section 7.5, nothing in this Section 7.5 shall limit the Purchaser’s obligation to pay the Purchase Price to the Sellers in accordance with the provisions of this Agreement (including without limitation Section 1.1, Section 1.2 and Section 1.3).

(c)           Upon any Indemnified Party becoming aware of any Indemnifiable Loss as to which indemnification may be sought, it shall use commercially reasonable efforts to mitigate such Indemnifiable Loss.

(d)           Any Indemnifiable Loss for which any Indemnified Party is entitled to indemnification under Section 7.3 shall be determined without duplication of recovery by reason of the state of facts giving rise to such Indemnifiable Loss constituting a breach of more than one representation, warranty, covenant or agreement.

(e)            An Indemnifying Party shall not be liable for any claim made by its corresponding Indemnified Party pursuant to Section 7.3 to the extent any breach or circumstances underlying such claim has been remedied or otherwise cured by such Indemnifying Party after such claim is made (to the extent that, as a result of such cure, such Indemnified Party has not actually suffered Indemnifiable Losses in connection with or attributable to the matters giving rise to such claim).

(f)            Notwithstanding anything to the contrary in this Section 7.5, no provision in this Section 7.5 or any other provisions hereof shall limit any Indemnifying Party’s liability in the case of actual fraud, fraudulent misrepresentation or willful misconduct of such Indemnifying Party.

7.6           Exclusive Remedy. From and after the Closing and notwithstanding anything to the contrary in this Agreement or any other Transaction Documents, other than a claim for specific performance under Section 7.14(c), (i) the indemnification provisions set forth in Section 7.3 (as limited by provisions in Sections 7.4 and 7.5) shall be the sole and exclusive remedy for the Purchaser Indemnified Parties against the Seller Parties in respect of, arising under or relating to this Agreement or the transactions contemplated hereby and thereby and (ii) the indemnification provisions set forth in Section 7.3 (as limited by provisions in Sections 7.4 and 7.5) shall be the sole and exclusive remedy for the Seller Indemnified Parties against the Purchaser in respect of, arising under or relating to this Agreement or the transactions contemplated hereby and thereby; provided, however, that nothing herein is intended to waive any claims for actual fraud to which a Party may be entitled.

7.7           Non-Recourse.

(a)           This Agreement may only be enforced against, and any Action, right or remedy that may be based upon, arise out of or relate to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement or any other Transaction Document, may only be made against the Persons that are expressly identified as Parties in their capacities as parties to this Agreement, and no Party shall at any time assert against any Person (other than a Party) which is a director, officer, employee, shareholder, general or limited partner, member, manager, agent or Affiliate or Representative of the other Party (each, a “Nonparty”), any claim, cause of action, right or remedy, or any Action, relating to this Agreement, any other Transaction Document, the transactions contemplated hereby or thereby or any document or instrument delivered in connection herewith or therewith. Each Party hereby waives and discharges any such claim, cause of action, right, remedy and Action, and releases (and agrees to execute and deliver any instrument necessary to effectuate the release of) each Nonparty therefrom. The provisions of this Section 7.7(a) are for the benefit of and shall be enforceable by each Nonparty, which is an intended third-party beneficiary of this Sections 7.7(a) in connection herewith.

(b)           No Party shall at any time assert against any Founder, any claim, cause of action, right or remedy, or any Action, relating to this Agreement, any other Transaction Document, the transactions contemplated hereby or thereby or any document or instrument delivered in connection herewith or therewith, other than those arising under Section 6.1(d). Each Party hereby waives and discharges any such claim, cause of action, right, remedy and Action, and releases (and agrees to execute and deliver any instrument necessary to effectuate the release of) each Founder therefrom. The provisions of this Section 7.7(b) are for the benefit of and shall be enforceable by each Founder.

7.8           Complete Agreement; Amendments; Waivers. The Transaction Documents constitute the complete agreement between the Parties with respect to the subject matter hereof, supersedes any previous agreement or understanding between them relating hereto and may not be modified, altered or amended except as provided herein. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification or waiver is sought. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

7.9           Expenses. Each Party shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and any other Transaction Document to which it is a party the transactions contemplated hereby and thereby.

7.10         Confidentiality; Publicity.

(a)           Each Party shall, and shall direct its Affiliates and its and their respective Representatives to, keep confidential any Confidential Information; provided that the Confidential Information shall not include information that (i) was or becomes available to the public other than as a result of a disclosure by such Party, any of its Affiliates or any of their respective Representatives in violation of this Section 7.10; (ii) was or becomes available to such Party, any of its Affiliates or any of their respective Representatives from a source other than the other Party, the Issuer or their respective Representatives; provided that such source is believed by such Party not to be disclosing such information in violation of an obligation of confidentiality (whether by agreement or otherwise) to the other Party or the Issuer; (iii) at the time of disclosure is already in the possession of such Party, any of its Affiliates or any of their respective Representatives; provided that such information is believed by such Party not to be subject to an obligation of confidentiality (whether by agreement or otherwise) to the other Party or the Issuer; or (iv) was independently developed by such Party, any of its Affiliates or any of their respective Representatives without reference to, incorporation of, or other use of any Confidential Information.

(b)           Each Party agrees, on behalf of itself and its and their respective Representatives, that Confidential Information may be disclosed solely: (i) to such Party’s Affiliates and its and their respective Representatives on a need-to-know basis, and (ii) in the event that such Party, any of its Affiliates or any of its or their respective Representatives are requested or required by applicable Law, Order, stock exchange rule or other applicable judicial or governmental process (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each of which instances such Party, its Affiliates and its and their respective Representatives, as the case may be, shall, to the extent legally permissible, provide the other Party with a reasonable opportunity to review and comment on (and consider such proposed comments in good faith) any proposed disclosure language.

7.11          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions be consummated as originally contemplated to the fullest extent possible.

7.12         Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Party hereto (by operation of law or otherwise) without the prior written consent of the Purchaser (in the case of a proposed assignment by any other Party) or all other Parties (in the case of a proposed assignment by the Purchaser) and any attempted assignment without the required consent shall be void.

7.13         Governing Law. This Agreement, including its arbitration clause, will be governed by and construed in accordance with the Laws of Hong Kong without giving effect to any choice or conflict of law provision or rule thereof.

7.14         Dispute Resolution.

(a)           Any dispute, actions and proceedings against any Party arising out of or in any way relating to this Agreement, including any question regarding any non-contractual obligation arising out of or in connection with this Agreement, shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force when the request for arbitration is submitted (the “Rules”). The Rules are deemed to be incorporated by reference into this Section 7.14(a). The seat of arbitration and the place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties from the day it is made. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b)           Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 7.14(a), any Party may, to the extent permitted under the Rules, seek an interim injunction or other form of relief from the HKIAC as provided for in the Rules. Nothing in this Section 7.14 shall be construed as preventing either Party from seeking interim or interlocutory relief in aid of any arbitration or in connection with enforcement proceedings in any court of competent jurisdiction.

(c)           The Parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character and irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party to this Agreement (i) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in this Section 7.14, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (ii) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

7.15          Notices. All notices and other communications under this Agreement shall be in writing or sent by electronic mail and shall be deemed given if delivered personally, on the first Business Day following the date of dispatch if delivered by a recognized international courier service, or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the address of the relevant Party as shown on Schedule C, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice.

7.16          Liability. Except as otherwise expressly provided herein, the obligations of each of the Sellers under this Agreement and the other Transaction Documents shall be several (and not joint or joint and several).

7.17          No Third-Party Beneficiaries. There are no third party beneficiaries of this Agreement (unless otherwise specified herein) and nothing in this Agreement, express or implied, is intended to confer on any Person other than the Parties and their respective successors, heirs and permitted assigns. Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) shall not apply to this Agreement or the other Transaction Documents.

7.18          Section and Other Headings; No Strict Construction. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. This Agreement and all other documents executed in connection herewith have been prepared through the joint efforts of the Parties. Neither the provisions of this Agreement or any such other documents nor any alleged ambiguity shall be interpreted or resolved against any Party on the ground that such Party’s counsel drafted this Agreement or such other documents or based on any other rule of strict construction.

7.19          Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, all of which when executed and delivered shall be considered one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the day and year first above written.

Eagle Central Holding Limited

By:	/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:	Authorized Signatory

(Solely with respect to Section 6.1(d)) Mr. Xiaojun Zhang

/s/ Xiaojun Zhang

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the day and year first above written.

Traveler Enterprise Limited

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Authorized Signatory

(Solely with respect to Section 6.1(d)) Mr. Jiayuan Lin

/s/ Jiayuan Lin

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the day and year first above written.

Cango Inc.

By:	/s/ Jiayuan Lin
Name:	Jiayuan Lin
Title:	Director

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the day and year first above written.

Enduring Wealth Capital Limited

By:	/s/ Andrea Dal Mas
Name:	Andrea Dal Mas
Title:	Director

[Signature Page to Securities Purchase Agreement]

Schedule A

Particulars of Sellers

Name of Seller	Owned Securities	Sale Securities	Purchase Price (US$)	Holdback Amount (US$)
Zhang Holdco	38,275,787 Class B Ordinary Shares	5,000,000 Class B Ordinary Shares	35,000,000	7,500,000
Lin Holdco	34,702,890 Class B Ordinary Shares	5,000,000 Class B Ordinary Shares	35,000,000	7,500,000

Zhang Holdco Bank Account:

[Redacted]

Lin Holdco Bank Account:

[Redacted]

Schedule B

Form of Instrument of Transfer

Cango, Inc.

(the “Issuer”)

FOR VALUE RECEIVED
(fill in amount)

(Name of Transferor)
hereby sell, assign and transfer to
(Name of Transferee)

of
(address)

- Class B Ordinary Shares of US$0.0001 each of the Issuer.

Dated:

In the presence of:
For and on behalf of [•] (Transferor)	(Witness)

In the presence of:
For and on behalf of [•] (Transferee)	(Witness)

Schedule C

Notice Addresses

For the purpose of the notice provisions contained in this Agreement, the following are the initial addresses of each Party:

If to Zhang and Zhang Holdco:

[Redacted]

If to Lin and Lin Holdco:

[Redacted]

If to the Issuer:

Address: Rm. 2605 Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong

Telephone: +852 92 356 998

Email: ir@cangoonline.com

If to the Purchaser:

Address: [Redacted]
Attn: Andrea Dal Mas
Email: [Redacted]

with a copy to:

Cleary Gottlieb Steen & Hamilton
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
Attention: Denise Shiu
E-mail: dshiu@cgsh.com